June 6, 2024

VIA E-mail

Jane Trust
Franklin Templeton
280 Park Avenue
New York, New York 10017

                      Re:    Western Asset Mortgage Opportunity Fund Inc. (the
  Fund   )
                             File Nos. 811-22369; 333-279051

Dear Ms. Trust:

        We have reviewed the registration statement on Form N-2 filed May 1, 2024, with the
Commission on behalf of the Fund (the    Registration Statement   ). Our
comments are set forth
below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

General

   1. Please either confirm that any rights offering will not involve arrangements among the
      Fund, any underwriters, and/or any broker dealers or that FINRA will review any proposed underwriting terms and other arrangements for a transaction described in the
      Registration Statement and will issue a    no objections    letter in
advance of your offering.

   2. The Fund   s most recent Form N-CSR refers to Credit Risk Transfer
Securities and the
      impact they had on Fund performance. If these investment types will be a principal investment type going forward, please revise to disclose (a) what these investments are
      and the types of investment exposures they provide (b) how they   re
analyzed and
      considered in the portfolio construction process and (c) any unique risks they present.


                                          Prospectus

Cover

   3. In Investment Strategies, the disclosure states    The Fund seeks to
achieve its investment
      objectives by investing primarily in a diverse portfolio of mortgage-backed
 Ms. Jane Trust
Page 2

         securities   and mortgage whole loans [emphasis added].    As the
disclosure in the first
         sentence on the Cover states the Fund is a    non-diversified
investment company, to
         avoid confusion, please delete or replace    diversified    as used
here and throughout the
         Registration Statement. If the Fund is operating as a    diversified
company    as that term
         is defined in the 1940 Act, please consider whether any additional changes to the disclosure are necessary.

   4. In Offering, the disclosure in the first line of the second paragraph states:

            We may offer and sell our securities to or through underwriters, through dealers or agents that we designate from time to time, directly to purchasers, through at-the-
            market offerings or through a combination of these methods.

         Regarding this disclosure, please:

            a. Explain to us who the    agents    referred to in the disclosure
are, what they do and
               how they are compensated. Please also explain to us the distinction between the agents and underwriters/dealers and if the Fund would monitor the activities of the agents.

            b. As the Fund   s securities are listed, please explain in the
disclosure what it means
               for offerings to be    at-the-market   .

   5. In Leverage, the disclosure in the last sentence states:

               the Fund may enter into additional reverse repurchase agreements and/or use similar investment management techniques that may provide leverage, but which are not subject to the foregoing 33 1/3% limitation so long as the Fund has covered its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering related obligations.

         Please review this disclosure for accuracy and consistency with the regulation of reverse repurchase agreements under rule 18f-4 under the 1940 Act. See, Rule 18f-4(d)(1); Use of Derivatives by Registered Investment Companies and Business Development
         Companies, Release No. IC-34084 at notes 710-749 (Nov. 2, 2020). Please revise as appropriate (e.g., include language consistent with the disclosure in the last sentence of the second paragraph of Leverage on page 5). Please make corresponding changes as needed throughout the Registration Statement.

   6. Also in Leverage, the disclosure states the Fund may use leverage through Borrowings and possibly through the issuance of Preferred Stock, in an aggregate amount of up to
      approximately 33 1/3% of the Fund   s Managed Assets immediately after
such
      Borrowings and/or issuances of Preferred Stock.    The Fund   s most
recent Form N-CSR
      discloses that the Fund uses leverage. Please revise here and throughout to indicate the
      Fund   s actual amounts and types of existing leverage in addition to your disclosure about
      what the Fund may do in the future. Also, please clarify this disclosure to reflect the
      requirement, as disclosed on page 47, that    [u]nder the 1940 Act, the
Fund is not
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Page 3

         permitted to issue Preferred Stock unless immediately after such issuance the value of the
         Fund   s asset coverage is at least 200% of the liquidation value of the outstanding
         Preferred Stock.

   7. In addition to the disclosure regarding the Fund   s use of leverage,
please prominently
      disclose (in the required format) and provide a cross-reference to the specific prospectus discussion of any additional factors that make the offering speculative or one of high risk
      (e.g., investment in high yield / distressed debt and subprime loans).See, Item 1.1.j. of
      Form N-2.

Prospectus Summary

         The Offering (page 1)

   8. Your disclosure references a    Rights Offerings    section that we are
unable to locate.
      Please revise or advise as necessary.

         Investment Objectives and Strategies (page 2)

   9. Please revise your disclosure to indicate whether you focus on any specific tranches of
      MBS. To the extent you currently have material exposure to lower rated or unrated tranches, consider disclosing the extent of your exposure or tell us why you believe such disclosure is not required or otherwise material.

   10. At the bottom of page 2, the disclosure states    The Fund also may
invest up to 20% of its
       Managed Assets in other permitted investments [emphasis added]. Please clarify in the
       disclosure what    permitted investments    are.

   11. On page 3, the disclosure in the first full sentence states    The Fund
also may invest in
       any newly developed mortgage-related derivatives that may hereafter become available
       for mortgage investing.    Please explain to us the types of investments
referred to in this
       disclosure. Please also confirm the Fund will update its risk disclosure as may be needed following investment in new products.

   12. On page 3, in the penultimate sentence of the second full paragraph, the disclosure states
          Derivatives counted towards the Fund   s 80% policy are valued based
on market value.
       Please confirm derivatives included in the Fund   s 80% policy have
economic
       characteristics similar to MBS and mortgage whole loans. Also, please
note, the SEC   s
       recently adopted amendments to rule 35d-1 generally require funds to use a derivatives
       instrument   s notional amount, rather than its market value, to
determine the Fund   s
       compliance with its 80% policy. See Investment Company Names, Investment Company
       Act Release No. 35000, at n. 234-262 (September 20, 2023).

         Special Principal Risk Considerations (page 9)

   13. On page 10, under Risk Related to Investments in MBS, you state that adverse changes in economic conditions and circumstances, which are more likely to have an adverse impact
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Page 4

         on MBS secured by loans on certain types of commercial properties are a risk associated
         with your investments. We note you have significant allocations to CMBS but it is unclear what types of properties (e.g., data centers, offices, storage, retail etc.) you have
         exposure to and how economic conditions and circumstances     such as
interest rates,
         inflation, work from home, are impacting your strategy and risks. Please revise to provide more granular disclosure about how you analyze and monitor your RMBS and
         CMBS investments and provide more tailored risk disclosure based on existing portfolio holdings and current conditions.

   14. On page 17, Derivatives Risk, the disclosure states    Notwithstanding
the foregoing, the
       Fund may invest without limitation in Treasury futures, Eurodollar futures, interest rate swaps, swaptions or similar instruments and combinations thereof [emphasis added].
       Please clarify what this disclosure means. Are these derivatives exempt
from the Fund   s
       stated policy to invest no more than 20% of its Managed Assets in derivatives? If so, please explain to us why and why disclosure indicating the Fund will not invest more than 20% of its Managed Assets in derivatives is not misleading.

Risks (page 49)

   15. On page 60, in the penultimate paragraph of Leverage Risk, the disclosure references
          non-agency RMBS    and    agency RMBS.    Please explain in the
disclosure the
       difference between these two investments.

   16. On page 66, in Tax Risks, the disclosure references the Fund   s
investment in debt
       instruments issued with    original issue discount.    Are OID
instruments a principal
       investment strategy of the Fund? Based on your response to us, we may have further comments.

Net Asset Value (page 90)

   17. In the fourth paragraph of this section, the disclosure states that the Manager has been designated as the valuation designee and is responsible for the oversight of the daily
       valuation process.    Please disclose the Manager   s conflict of
receiving an asset-based
       fee while determining the fair valuation of the Fund   s investments.

Distributions (page 91)

   18. In the penultimate paragraph of this section, the disclosure discusses Fund distributions consisting of a return of capital. Please disclose specifically whether
the Fund   s
       distributions have included a return of capital historically. In addition, please define
          return of capital    and explain the consequences of a return of
capital distribution
       including the impact on a Stockholder   s tax basis (e.g., include the
disclosure at the end
       of the second paragraph of Use of Proceeds on page S-11). Please include similar disclosure on the prospectus Cover or provide a cross-reference to the disclosure here.
 Ms. Jane Trust
Page 5

Description of Shares (page 94)

   19. In this section, please briefly discuss the types of rights offerings the Fund may issue, noting that the specific terms of any offerings would be provided in a Prospectus
       Supplement. Please confirm that, in any rights offering, the ratio will not exceed one new share for each three rights held.


Certain Provisions in the Charter and Bylaws (page 99)

   20. Under Maryland Control Share Acquisition Act you state that if voting rights for the
       holders of control shares are not approved    then the corporation may
redeem for fair
       value any or all of the control shares     subject to compliance with
the 1940 Act.    Please
       tell us how these repurchases would be consistent with sections 17(d), 23(c) and other applicable provisions of the Investment Company Act and rules thereunder. Please also
       tell us whether this option is part of the Fund   s organizational
documents, or the
       MCSAA, and the circumstances under which the Fund would or would not expect to exercise this option.

   21. Please revise the MCSAA disclosure to discuss recent court opinions addressing the legality of control share statutes under the Investment Company Act.


Draft Supplement

   22. Please consider adding examples showing the extent of the dilutive effect of the offering when the subscription price is below net asset value on the pricing date.

                                            ********
 Ms. Jane Trust
Page 6

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 551-
6779 or Rossottok@sec.gov.

                                                Sincerely,

                                                /s/ Karen Rossotto

                                                Karen Rossotto
                                                Senior Counsel

cc: David W. Blass, Esq. and Ryan P. Brizek, Esq., Simpson Thacher & Bartlett
LLP
    Jay Williamson, Branch Chief
    Christina Fettig, Staff Accountant